Exhibit 99.2

Medigus Ltd.

Operating and Financial Review as of June 30, 2021, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2021, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2020, and for the year then ended and related notes, which are embedded within our 2020 Form 20-F filed with the Securities and Exchange Commission on May 14, 2021, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Overview

ScoutCam Inc

Our Israeli affiliate, ScoutCam Ltd. and its Nevada parent ScoutCam Inc. have developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2. These innovative cameras are suitable for both medical and industrial applications. Based on its proprietary technology, ScoutCam designs and manufactures endoscopy and micro camera systems for partner companies.

Reorganization - ScoutCam Ltd. was formed in Israel on January 3, 2019, as a wholly owned subsidiary of Medigus, and commenced operations on March 1, 2019. ScoutCam was incorporated as part of the reorganization of Medigus, which was designed to distinguish ScoutCam’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from Medigus’ other operations and to enable Medigus to form a separate business unit with dedicated resources focused on the promotion of such technology. In December 2019, Medigus and ScoutCam consummated an Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business. On March 1, 2019, 12 employees moved from Medigus to ScoutCam. The vast majority of these employees were from the Production and R&D departments. Therefore, their transfer caused large changes in the data of these two line items.

In addition, the Company has been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. The Company’s board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

Recent business events and key milestones in the development of our business, include the following:

ScoutCam Inc., Investment

On March 22, 2021, ScoutCam consummated a private placement of USD 20 million. Currently, the Company approximately owns 27.76% of the outstanding common stock of ScoutCam.

Polyrizon Ltd.

On July 15, 2020, the Company entered into a reseller agreement with Polyrizon Ltd. or Polyrizon, a private company engaged in the development of biological gels for the purpose of protecting patients against biological threats, and preventing intrusion of allergens and viruses through the upper airways and eye cavities. As part of the reseller agreement the Company received an exclusive global license to resell Polyrizon products, focusing on a unique Biogel for the protection from COVID-19.

Medigus Ltd.

Operating and Financial Review as of June 30, 2021, and for the six months then ended

The term of the license is four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. The Company shall have the right to purchase the Polyrizon products on a cost plus 15% basis for the purpose of reselling the products worldwide. In consideration for the license, Polyrizon shall be entitled to receive annual royalty payments equal to 10% of the Company’s annualized operating profit arising from the sale of the products.

In addition, on July 15, 2020, the Company and Polyrizon signed an ordinary share purchase agreement. The agreement includes investment of USD 10 thousand and a loan of USD 94 thousand that will be extended to Polyrizon. As such, the Company issued shares representing 19.9% of the issued and outstanding share capital of Polyrizon, on a fully diluted basis excluding outstanding deferred shares. In addition, the Company was granted the option, exercisable at its sole discretion, to invest an additional amount of USD 1 million, in consideration for shares of Polyrizon such that following the additional investment, the Company will own 51% of Polyrizon on a fully diluted basis excluding outstanding deferred shares. The option is exercisable until the earlier of April 23, 2023 or the consummation by Polyrizon of equity financing of at least USD 500 thousand based on a pre-money valuation of at least USD 10 million.

On March 9, 2021, the Company entered into a share purchase agreement, with Polyrizon and Mr. Raul Srugo, an existing shareholder of Polyrizon, for an additional investment of up to a total of USD 250 thousand in Polyrizon. Following an investment USD 120.5 thousand, ,, the Company held approximately 32.28% of Polyrizon shares on a fully diluted basis. On April 12, 2021, Polyrizon engaged in developing highly differentiated biological gels for the purpose of protecting patients against biological threats and external pathogens, commenced a pre-clinical trial to examine its bio-gel efficacy to protect against coronavirus.

Following share purchase agreement Polyrizon signed with its current shareholders to raise an amount of USD 800 thousands, the Company invested an amount of USD 297 thousands on September 2, 2021. Currently the company hold 34.74% on Polyrizon on a fully diluted basis.

Smart Repair Pro Inc. and Purex Corp

On October 8, 2020, the Company entered into purchase agreements with Pro, Purex, and their respective stockholders, to acquire 50.01% of each of Pro and Purex issued and outstanding share capital on a fully diluted basis and invested an aggregate amount of USD 1.250 million Pro and Purex, to issue up to USD 500 thousand worth of restricted ADSs to the current stockholders of such companies, subject to EBIDTA requires. In addition, the companies’ current shareholders are entitled to additional milestone issuances of up to an aggregate USD 750 thousand in restricted ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. Smart Repair Pro has completed processes with Amazon, which will allow it to open its stores for sale to consumers in the U.S., Australia, the United Kingdom, Germany and additional countries in Europe. On February 2, 2021, the Company entered into a loan and pledge agreement with our majority owned subsidiary Pro and its other stockholder, to finance Smart Repair Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the Pro loan and pledge agreement, the Company extended a USD 3.76 million loan, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. On March 2, 2021 Pro received all required regulatory approvals in Germany which enables it to launch sales of its brands at Amazon.de.

On May 16, 2021, the Company entered into a stock exchange and plan of restructuring agreement, with Victor Hamon, an existing shareholder of Pro and Purex, on one hand and Jeffs’ Brands Ltd. (hereinafter - “Jeffs’ Brands”) on the other hand, pursuant to which, among other things, each of the Company and Vicky Hacmon transferred to Jeff’s Brands, all of Purex’s and Pro’ shares of common stock held by him (the “Transferred Shares”), in consideration of such number of Jeff’s Brands ordinary shares issued to the each of the Company and Victor Hacmon, in such number determined on the basis of the mechanics prescribed thereunder, thus resulting in each of Pro and Purex becoming a wholly-owned subsidiary of Jeff’s Brands. To date, the Company has invested approximately USD 5.4 million in Jeff’s Brands and holds 50.3% of its shares.

On August 17, 2021, Jeff’s Brands signed a non-binding Letter of Intent to acquire 100% of the issued and outstanding share capital of a private company of branded consumer products, for an initial consideration of USD 6 million (to be paid in cash and equity) with a potential deferred consideration of up to additional USD 13.25 million, conditional upon future sales and profitability targets.

Medigus Ltd.

Operating and Financial Review as of June 30, 2021, and for the six months then ended

Eventer Technologies Ltd.

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer Technologies Ltd. (hereinafter – “Eventer”). As part of the share purchase agreement and the revolving loan agreement, the Company invested USD 750 thousand and as of the completion of the investment held 50.1% of Eventer’s issued and outstanding share capital on a fully diluted basis. On November 30, 2020, Eventer signed a commercial licensing agreement with virtual entertainment and event technology company, Screenz Cross Media Ltd. On April 8, 2021, Eventer consummated a share purchase agreement at an aggregate amount of USD 2.25 million, out of which the Company invested USD 300 thousand and currently holds approximately 47.69% of Eventer shares on a fully diluted basis.

On June 3, 2021, Eventer submitted first public prospectus draft for the initial public offering (IPO) of Eventer’s shares on the Tel Aviv Stock Exchange Ltd.

Charging Robotics Ltd

On January 7, 2021, the Company entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for USD 75 thousand. Furthermore, the Company entered a collaboration agreement with the seller, whereby the Company committed to invest USD 150 thousand in Charging Robotics.

On June 17, 2021, Charging Robotics signed a definitive distribution agreement with Automax, (the “Distribution Agreement”). The Distribution Agreement is for an exclusive distribution of Charging Robotics’ wireless robotic charging pad in Israel and Greece for a period of five years, with an extension option for an additional five years. Automax will market the wireless robotic charging pad for electric vehicles, once fully developed by Charging Robotics, and will be responsible for obtaining all the necessary licenses, permits and approvals for the import, marketing and distribution of such product.

As part of the Distribution Agreement, Automax will pay Charging Robotics a one-time payment of USD 50 thousand for its appointment as the exclusive distributor in Israel and Greece. Additionally, Automax will have a five year option to purchase up to 5% of Charging Robotics’ ordinary shares at a USD 30 million pre-money valuation on a fully diluted basis, upon completion of Charging Robotics’ first financing round. Furthermore, Automax will have an additional option, for five years, to purchase ordinary shares of up to 5% of the amount of shares that Charging Robotic will issue in any subsequent round, following the first financing round, at a price per share to be determined in any such round.

Revoltz Ltd

On February 19, 2021, the Company entered into a joint venture agreement, with Amir Zaid and Weijian Zhou and the Company’s wholly owned subsidiary, Charging Robotics, for the purpose of developing and commercializing three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. Pursuant to the terms of the joint venture agreement, the Company initially owns 19.99%, upon the consummation of an investment in a milestone financing of USD 1.350million in the aggregate, the Company will be entitled to own 50.01% of the issued and outstanding share capital of the joint venture.

Gix Internet Ltd.

Ad-Tech and Online Advertising - During 2020, the Company elected to convert all of its ordinary shares in Gix Media, into Gix Internet’s ordinary shares, as part of the Company’s investment agreement in Gix Internet. As of completion of the conversion rights the Company had, the Company owns approximately 33% of Gix Internet’s issued and outstanding share capital.

As of June 30, 2021, the Company also owns 5.1% of Elbit Imagining Ltd , 4.73% in Automax Ltd. (formerly known as Matomy Ltd.), 5., 2.09% in Maris-Tech Ltd. (hereinafter – “Maris”) and 0.8% in Safe Foods, Inc. (hereinafter – “SAFO”).

Medigus Ltd.

Operating and Financial Review as of June 30, 2021, and for the six months then ended

On January 11, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp. (hereinafter – “Aegis”), pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,659,735 American Depositary Shares, each representing 20 ordinary shares of the Company, of no par value for a public offering price of USD 2.30 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange. Aegis exercised its over-allotment option in full to purchase an additional 549 thousand ADSs, the closing of which occurred on January 19, 2021.

On January 25, 2021, three months after the date of the Company announcement and in accordance with applicable Israeli law, the Company ordinary shares were delisted from TASE. Following the delisting, the Company ADSs continue to trade on the Nasdaq and the Company continue to file public reports and make public disclosures in accordance with the rules and regulations of the SEC and Nasdaq. The total gross proceeds of the offering to approximately USD 9.68 million

On February 12, 2021, following the approval of an extraordinary general meeting of the Company shareholders held on February 12, 2021, the Company amended its articles of association to eliminate the par value of its ordinary shares, such that the authorized share capital of the Company following the amendment consists of 1,000,000,000 ordinary shares of no par value.

On February 25, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp., pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,258,438 ADSs for a public offering price of USD 2.60 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments. Aegis exercised its over-allotment option in full to purchase an additional 489 thousand ADSs. The total gross proceeds of the offering to approximately USD 9.7 million.

Revenues

Revenues for the six months ended June 30, 2021, were USD 2,393 thousand, increase of USD 2,320 thousand, or 3,178%, compared to USD 73 thousand for the six months ended June 30, 2020.

The increase in revenues was primarily due to the consolidate revenues of Jeff Brands and Eventer.

Cost of revenues and inventory impairment

 Cost of revenues for the six months ended June 30, 2021, was USD 1,789 thousand, an increase of USD 1,513 thousand, or 548%, compared to cost of revenues and inventory impairment of USD 276 thousand for the six months ended June 30, 2020. The increase in cost revenues was primarily due to the consolidation of Jeff Brands and Eventer.

Gross Loss

Gross Profit for the six months ended June 30, 2021, was USD 604 thousand, an increase of USD 807 thousand, compared to gross loss of USD 203 thousand for the six months ended June 30, 2020. The increase in gross profit was primarily due to the consolidation of our subsidiaries, Jeff’s Brands and Eventer.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2021, were USD 755 thousand, increase of USD 399 thousand, or 112%, compared to USD 356 thousand for the six months ended June 30, 2020. The increase was primarily due to the addition of Charging Robotics and Eventer to the group offset exit of ScoutCam from the Group at March 29, 2021.

Medigus Ltd.

Operating and Financial Review as of June 30, 2021, and for the six months then ended

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2021, were USD 624 thousand, increase of USD 411 thousand, or 193%, compared to USD 213 thousand for the six months ended June 30, 2020. The increase was primarily due to the addition of Jeff Brands in the six month ended in June 30, 2021.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2021, were USD 4,417 thousand, an increase of USD 1,778 thousand, or 67%, compared to USD 2,639 thousand for the six months ended June 30, 2020. The majority of the increase was due to increase in general and administrative expenses of Eventer and Jeff Brands. The increase was primarily due to an increase in payroll expenses, as a result of an increase in share-based compensation, and the addition of Eventer and Jeff Brands to the group offset exit of ScoutCam from the Group at March 29, 2021.

Net change in fair value of financial assets at fair value through profit or loss

On June 19, 2019 the Company signed an agreement with Gix Internet and its subsidiary Gix Media (together the “Gix Group”), for an investment of approximately USD 5 million in Gix Group (the “Investment Agreement”). The investment was subject to certain closing conditions, which were met on September 3, 2019 (“Closing Date”). As part of the Investment Agreement the Company received financial assets that are measured at fair value through profit or loss. For additional information please see note 4 to our financial statements for the year ended December 31, 2019.

For the six months ended June 30, 2021, the Company recognized loss of USD 153 thousand from net change in fair value of these financial assets (see note 3 to our interim condensed consolidated financial statements as of June 30, 2021).

On February 18, 2020, the Company purchased 2,284,865 shares of Matomy Media Group Ltd. (hereinafter - “Matomy”), which represents 2.32% of its issued and outstanding share capital. On March 24, 2020 the Company completed an additional purchase of 22,326,246 shares of Matomy, raising its aggregate holdings in Matomy to 24.99%. of Matomy’s issued and outstanding share capital and achieved a significant influence in Matomy.

On January 19, 2021 and March 9, 2021, the Company sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, which is now traded on TASE (AMX.TA), Motors Ltd., the Company’s aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital. Therefore, Matomy is recognized now at its fair value.

For the six months ended June 30, 2021 the Company recognized a gain of USD 143 thousand from net change in fair value of these financial assets (see note 3 to our interim condensed consolidated financial statements as of June 30, 2021).

On June 23, 2020, Scoutcam entered into and consummated a Side Letter Agreement with the Company, whereby the parties agreed to convert, at a conversion price of USD 0.484, an outstanding line of credit previously extended by the Company to ScoutCam, which as of the Conversion Date was USD 381 thousand, into (a) 787,471 shares of the Company’s common stock, (b) warrants to purchase 393,736 shares of common stock with an exercise price of USD 0.595 (Warrant A), and (c) warrants to purchase 787,471 shares of common stock with an exercise price of USD 0.893 (Warrant B). As the conversion price represented the same unit price as in the March 2020 and May 2020 private placements, no finance expenses have been recorded in the Consolidated statements of loss and other comprehensive loss as a result of the conversion.

Each Warrant A is exercisable into one share of common stock of Scoutcam at an exercise price of USD 0.595 per share during the 12 months period following the allocation.

Each Warrant B is exercisable into one share of common stock of Scoutcam at an exercise price of USD 0.893 per share during the 18 months period following the allocation.

Medigus Ltd.

Operating and Financial Review as of June 30, 2021, and for the six months then ended

For the six months ended June 30, 2021 the Company recognized gain of USD 552 thousand from net change in fair value of these financial assets (see note 3 to our interim condensed consolidated financial statements as of June 30, 2021).

In addition, the Company recognized gain of USD 43 thousand from net change in fair value of Elbit Imaging securities in and USD 3 thousand from net change in fair value of the investment in Safo.

Share of net loss of accounted for using the equity method

As described above the investment in Gix Internet., Matomy (until March 9, 2021), Polyrizon and ScoutCam (starting March 29, 2021) are accounted for using the equity method. Share of net loss of accounted for using the equity method the Company recognized at six months ended June 30, 2021 was USD 419 thousand.

Operating loss

The Company incurred an operating Loss of USD, 5,028 thousand for the six months ended June 30, 2021, an increase of USD 610 thousand or 14%, compared to operating loss of USD 4,418 thousand for the six months ended June 30, 2020. The decrease was primarily due to an increase of USD 1,691 thousand in general and administrative expenses, as a result of an increase in share-based compensation, and the addition of Eventer and Jeff Brands to the group offset exit of ScoutCam from the Group at March 29, 2021.

The increase mentioned above offset by increase of USD 906 thousand gain in the change of fair value in the six-month ended in June 30, 2021 compared to loss in the change of fair value In the corresponding period.

Change in Fair Value of Warrants Issued to Investors

Loss from change in the fair value of warrants issued to investors for the six months ended June 30, 2021, was USD 474 thousand compared to profit of USD 789 thousand for the six months ended June 30, 2020.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss.

Loss for the period

The Company incurred an income of USD 7,927 thousand or positive USD 0.02 per basic and diluted ordinary share for the six months ended June 30, 2021, an increase of USD 11,526 thousand, compared to a loss of USD 3,599 thousand or negative USD 0.04 per basic and diluted ordinary share, for the six months ended June 30, 2020. The increase was primarily due to gain upon Loss of control of a subsidiary in the amount of USD 11,502 thousand.

Medigus Ltd.

Operating and Financial Review as of June 30, 2021, and for the six months then ended

Cash flows:

The Company together with its subsidiaries held approximately USD 30 million in cash and cash equivalents as of June 30, 2021.

Net cash used in operating activities was approximately USD 2.2 million for the six months ended June 30, 2021, compared to net cash used in operating activities of approximately USD 2.9 million for the six months ended June 30, 2020. This is primarily due to the deconsolidation of ScoutCam offset by the gain upon loss of control in ScoutCam of USD 12 million.

Net cash used in investing activities was approximately USD 8 million for the six months ended June 30, 2021 and primarily of payment for purchase of intangible assets of approximately USD 4.7 million, the deconsolidation of ScoutCam Inc worth USD 3.3 million and investments in Elbit imaging, Maris Ltd., Revoltz Ltd.,Polyrizon and ScoutCam warrants totaling USD 1.9 million offset primarily by sales of securities of Matomy USD 1.8 million and the first consolidation of Jeff Brands Ltd. worth USD 0.3 million.

Net cash used in investing activities was approximately USD 1.9 million for the six months ended June 30, 2020 and consisted primarily of payment for the acquisition of shares of Matomy Ltd. and purchase of property and equipment.

Net cash generated from financing activities was approximately USD 17.6 million for the six months ended June 30, 2021 and consisted primarily of proceeds from issuance of shares and warrants of the Company, net of issuances costs of USD 17.3 million.

Net cash generated from financing activities was approximately USD 7.8 million for the six months ended June 30, 2020 and consisted primarily of proceeds from issuance of shares and warrants of the Company, net of issuances costs of USD 4.5 million, from exercise of Company’s warrants, net of issuances costs of USD 600 thousand and proceeds from issuance of shares and warrants of the Subsidiary, net of issuances costs of USD 2.8 million.